August 25, 2017

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Roger Schwall, Assistant Director, Office of Natural Resources

Re:	Committed Capital Acquisition Corporation II
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed May 30, 2017
Filed May 30, 2017
Form 10-Q for the Quarter Ended March 1, 2017
Filed June 27, 2017
Form 8-K
Filed July 11, 2017
File No. 333-192586

Ladies and Gentlemen:

On behalf of Committed Capital Acquisition Corporation II, Inc., a Delaware corporation (the “Company”), I received the letter (the “Comment Letter”) dated August 1, 2017, from Robert Schwall, Assistant Director of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Company’s (i) Report on Form 10-K for the fiscal year ended December 31, 2016, (ii) Report on Form 10-Q for the quarter ended March 1, 2017, and (iii) Report on Form 8-K filed July 11, 2017.

As discussed with Irene Barberena-Meissner on August 7, 2017 and August 18, 2017, the Company is in the process of finalizing a private change-of-control transaction (the “Transaction”), the closing for which is expected to occur by no later than Wednesday, August 30, 2017. The Company intends to file its response to the Comment Letter after the closing of the Transaction, and will do so on or before September 1, 2017. If you have any questions or comments regarding the Company’s anticipated timing for the submission of its response, kindly contact me at (917) 626-9385 or our outside counsel, Jeffrey Schultz, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., at (617) 692-6732. Thank you for your time and attention.

Sincerely,

/s/ Michael Rapoport

Michael Rapoport (a/k/a Michael Rapp)

Chief Executive Officer, Chairman and Director

cc: Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jeffrey Schultz, Esq.